August 31, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-3720

Re:	Workday, Inc.

Form 10-K for the year ended January 31, 2017

Filed March 20, 2017

Form 10-Q for the quarter ended April 30, 2017

Filed June 2, 2017

Ladies and Gentlemen:

On behalf of Workday, Inc. (“Workday”), set forth below is Workday’s response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated August 25, 2017. For ease of reference, the numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comments are presented in bold italics.

Form 10-Q for the quarter ended April 30, 2017

Notes to Condensed Consolidated Financial Statements

Note 2. Accounting Standards and Significant Accounting Policies

Revenue Recognition, page 10

1.	We note your response to prior comment 2. Please revise to disclose the method by which you amortize the initial commission costs over the five-year period of benefit. Please also disclose the method and period of time over which you amortize commission costs related to subsequent contract renewals. Refer to ASC 340-40-50-2.

Workday advises the Staff that in response to the Staff’s comment it has updated its disclosure of use of estimates, critical accounting policies and deferred commissions in the Notes to Condensed Consolidated Financial Statements included on pages 9, 10, 14 and in the Management’s Discussion and Analysis of Financial Condition and Results of Operations on pages 30, 41 and 42 in in its Form 10-Q for the quarter ended July 31, 2017 filed on August 31, 2017.

6230 Stoneridge Mall Road, Pleasanton CA 94588 United States / main +1.925.951.9000 fax +1.925-951.9001 www.workday.com

Securities and Exchange Commission

August 31, 2017

If you have any further questions, please feel free to contact the undersigned or Jeffrey Vetter of Fenwick & West LLP at (650) 335-7631.

Sincerely,

Workday, Inc.

/s/ Robynne D. Sisco

Robynne D. Sisco
Chief Financial Officer

Cc:	Aneel Bhusri, Chief Executive Officer

Trish Coughlin, Corporate Controller

James P. Shaughnessy, Esq., Senior Vice President, General Counsel and Secretary

Melanie D. Vinson, Esq., Deputy General Counsel, Corporate

Workday, Inc.

Gordon K. Davidson, Esq.

Jeffery R. Vetter, Esq.

Fenwick & West LLP

Dave Cabral

Ernst & Young LLP